Item 77I: Terms of new or amended securities

At a meeting held October 14, 2009, the BB&T Variable
Insurance Fund's Board of Trustees ("Board") determined that it was in the best interest of the BB&T Mid Cap Growth Variable Insurance Fund ("Fund") and its shareholder to liquidate and terminate the Fund effective February 1, 2010. After paying all of its outstanding obligations, taxes, and other liabilities (accrued or contingent), the Fund distributed to its shareholders their pro rata share of the proceeds. The Fund's Plan of Liquidation that the Board considered and adopted as the method of liquidating and terminating the Fund is filed in Item 77Q(1) of this N-SAR.